

Mail Stop 3720

March 26, 2007

Shannon McCallum-Law
President
Noble Quests, Inc.
3945 Wasatch Boulevard, Suite 282
Salt Lake City, UT 84124

> **Re: Noble Quests, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed March 9, 2007**
> **File No. 333-138479**

Dear Ms. McCallum-Law:

The Division of Investment Management has asked us to inform you that, on the basis of the information in your second amendment to Form SB-2 and your accompanying response to the staff dated March 9, 2007, it appears that Noble Quests may be an investment company as defined in the Investment Company Act of 1940. Section 3(a)(1) of the 1940 Act, in relevant part, defines "investment company" as any issuer that:

> (C) is engaged or proposes to engage in the business of investing, reinvesting, *owning*, *holding*, or trading in securities, and owns or proposes to acquire investment securities[1] having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government Securities and cash items) on an unconsolidated basis. [emphasis added]

We note that, as of December 31, 2006, the company had "available for sale" securities equal to an amount greater than 57% of its total assets. We also note your response that the company is not, however, engaged in the business of investing, reinvesting, owning, holding or trading securities.

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[1]   For purposes of section 3(a)(1)(C), the term "investment securities" include "all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority-owned subsidiaries of the [Registrant] of which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of [section 3(c) of the 1940 Act]."

The Commission, however, has held that "section [3(a)(1)(C)] specifically contemplates the mere owning and holding of securities as a business in itself."[2]

Accordingly, please provide a written, legal explanation as to why Noble Quests should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, Noble Quests intends to rely on section 3(b)(1) of the 1940 Act, please provide your legal analysis as to how the factors cited in *Tonopah Mining Company of Nevada*[3] apply to the company. In so doing, please also provide to us a list of the "available for sale" securities currently held by the company, including the amounts of each security held.

*   *   *

Please furnish a response to this comment and submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3833 if you have any questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile
        Cletha Walstrand, Esq.
        (435) 688-7318

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[2]   *See American Railways Corporation*, Investment Company Act Release No. 367 (June 17, 1942).

[3]   *See* Investment Company Act Release No. 1084 (July 22, 1947).